Mail Stop 3651
								March 8, 2006


Noemy Almedia Oliveira Amaro
Chairman
TAM S.A.
c/o National Corporate Research Ltd.
225 West 34th Street - Suite 910
New York, NY 10122

Re:	TAM S.A.
	Amendment No. 6 to Registration Statement on Form F-1
	Filed March 2, 2006
      File No. 333-131938

Dear Ms. Amaro,

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to bullet 3 of previous comment 1.
Please
revise the cover page to indicate by way of a placeholder that you will separately provide the amount of ADS to be offered by the selling shareholders.

2. We refer to your response to the last bullet of previous comment
1. Please revise relevant parts of your disclosure to include the information you provided in your response.
Signatures

3. As required by Instruction 1 relating to signatures of Form F-
1,
please provide the signature of the registrant`s principal executive officer and its principal financial officer.

Exhibits

4. Please delete from the legal opinion the language that the opinion is being furnished to "the Issuer, each of the Selling Shareholders and potential investors solely for its benefit in connection with the public offering of Securities pursuant to the Underwriting and Agency
Agreement, and is not to be used, circulated, quoted, relied upon or otherwise referred to for any purpose or by any other person." Disclaimers of responsibility that in any way state or imply that investors are not entitled to rely on the opinion are unacceptable.


**********

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.


Closing

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Patrick Kuhn at (202) 551-3308 or Michael
Fay
(202) 551- 3812, if you have questions regarding comments on the financial statements and related matters. Please contact Messeret Nega at (202) 551-3316 or me at (202) 551-3755 with any other questions.

Sincerely,



Max A. Webb
Assistant Director



cc:	Via Facsimile
      Sara Hanks, Esq.
      Clifford Chance US LLP
      (212)  878-8375
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Noemy Almedia Oliveira Amaro
TAM S.A.
March 8, 2006
Page 1